ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

SCHIMATIC TRANSACTIONS NETWORK.COM, INC.

FIRST:	The name of the corporation is Schimatic Transactions Network.com, Inc.

SECOND: Pursuant to the provisions of section 607.1006, Florida Statutes, Schimatic Transactions Network.com, Inc. adopts the following amendment to its Articles of Incorporation:

Article IV of the Articles of Incorporation shall be revised in its entirety to read as follows:

"The capital stock of this corporation shall consist of 500,000,000 shares of common stock, $.001 par value."

THIRD:	The amendment was adopted November 1 , 2006.

FOURTH:         The amendment was approved by the directors and shareholders. The number of votes for the amendment by the shareholders was sufficient for approval.

DATED as of this 29th day of November, 2006.

SCHIMATIC CASH TRANSATIONS NETWORK.COM, INC.

By	/s/ Bernard McHale
Name: Bernard McHale
Title: Director